                                                                  Exhibit (a)(9)
--------------------------------------------------------------------------------
                                                                File No. 1-12858

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    --------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY 2002

                                    --------

                           PEPSI-GEMEX, S.A. DE C.V.
             (Exact name of registrant as specified in its charter)

                                    --------

                             Avenida Acoxpa No. 69
                           Col. San Lorenzo Huipulco
                               Delegacion Tlalpan
                               14370 Mexico, D.F.
                                     Mexico
                    (Address of principal executive offices)

                                    --------

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F   x     Form 40-F
                                   ---               ---

       (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes                No   x
                                   ---               ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ---

--------------------------------------------------------------------------------

                            Exhibit Index on Page 4

                                       I

       Pepsi-Gemex, S.A. de C.V. (the "Company") has filed with the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores; the "CNBV") a quarterly financial report, which report is in Spanish and is publicly available at the CNBV or, upon written request, from the Company. Certain of the financial information contained in the CNBV filing is summarized in the exhibit attached to this Form 6-K.

                                       II

In addition, the following document is furnished in accordance with the requirements of Form 6-K.

The press release of the Company, dated July 25, 2002.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 26, 2002                      Pepsi-Gemex, S.A. de C.V.

                                          By: /s/ Luis Alejandro Bustos Olivares
                                             -----------------------------------
                                              Luis Alejandro Bustos Olivares
                                              Authorized Signatory

                                 EXHIBIT INDEX

EXHIBIT NO.                          DESCRIPTION                            PAGE
-----------                          -----------                            ----

   1.                     Press release, dated July 25, 2002, of the         5
                          Company reporting financial performance and
                          activities for the second quarter of fiscal
                          year 2002.


                                                              [PEPSI-GEMEX LOGO]

PRESS RELEASE
-------------

Contact: Irma Montemayor      Acoxpa 69
Pepsi-Gemex, S.A. de C.V.     Col. San Lorenzo Huipulco
Phone: (52 555) 627-8610      14370 Mexico, D.F.
Fax: (52 555) 627-8613        Phone: 627-8600
email: imontemayor@pepsigemex.com.mx


          PEPSI-GEMEX ANNOUNCES A 10.0% INCREASE IN TOTAL REVENUES, A
         17.0% INCREASE IN GROSS PROFIT, A 37.9% INCREASE IN OPERATING
                      INCOME AND A 31.1% INCREASE IN EBITDA

             OPERATING MARGIN REACHED 14.4% FOR THE SECOND QUARTER

      ANNOUNCES A 8.8% INCREASE IN UNIT CASE VOLUME AND 14.4% INCREASE IN
                JUG WATER VOLUME FOR THE SECOND QUARTER OF 2002

July 25, 2002 (Mexico City, Mexico) -- Pepsi-Gemex, S.A. de C.V., (NYSE: GEM), the second largest Pepsi bottler outside the United State and sole anchor bottler for Pepsi-Cola in Mexico, today reported its financial results for the second quarter and first six months of 2002.

"Despite the challenging economic environment, I am pleased with the strong volume growth we produced across all of our product portfolio," said Mr. Enrique
C. Molina S., Chairman of the Board of Pepsi-Gemex. Mr. Molina continued, "The initiatives we took throughout 2000 and 2001 to streamline our operations enabled us to improve profitability levels during the second quarter."

SECOND QUARTER VOLUMES
----------------------

Soft drink and purified water (PET presentations) unit sales volume for the second quarter of 2002 increased 8.8%, reaching 107.2 million unit cases. Soft drink sales volume increased 6.1% during the second quarter and PET presentations of purified water sales volume increased 39.3% during the same period. The non-returnable portion of the soft drink and purified water mix represented 93.3% of total volume during the second quarter of the year. Our enhanced execution capabilities have led to growth in horizontal distribution, which, coupled with seasonally high temperatures, resulted in our strong performance in volumes.











                                       1

The Company sold 30.0 million five-gallon jugs of Electropura purified water during the second quarter of 2002, a 14.4% increase in volume over the comparable previous year period.

FIRST SIX MONTHS VOLUMES

Soft drink and purified water (PET presentations) unit sales volume for the first six months of 2002 increased 9.2%, reaching 197.2 million unit cases. Soft drink sales volume increased 7.3% during the first half of 2002 and PET presentations of purified water sales volume increased 29.4% during the same period.

The Company sold 53.5 million five-gallon jugs of Electropura purified water during the first six months of 2002, a 10.7% increase in volume over the comparable previous year period.

As part of its ongoing efforts to strengthen its position in the Mexican beverage market, Pepsi-Gemex continued to implement new marketing initiatives to reinforce brand presence through a combination of permanent point of sale material coupled with an aggressive out-door program.

All data in the financial statements has been restated in constant Mexican pesos (Ps.) in purchasing power as of June 30, 2002.

SECOND QUARTER RESULTS

Total revenues for the quarter increased 10.0%, to PS.3,308 million, which include approximately Ps.436.8 million of Electropura five-gallon jug revenues.

Gross profit increased 17.0% and was Ps.1,969 million. Gross margin as a percentage of total revenues reached 59.5% from 56.0% during the comparable year-ago period, primarily as a result of higher purified water sales and favourable negotiations of our quarterly supply of resin.

Operating income increased 37.9% or Ps.132 million, reaching Ps.478 million. Operating income as a percentage of total revenues increased almost three percentage points, reaching 14.4% during the second quarter 2002.

EBITDA increased 31.1% or Ps.153 million, reaching Ps.644 million for the second quarter and EBITDA as a percentage of total revenues reached 19.5%.

Other expenses for the quarter were Ps.46.4 million, which include severance payments for Ps.6.2 million, asset write-offs for Ps.14.0 million and goodwill amortization for Ps.26.2 million.

                                       2

Integral cost of financing was Ps.396 million for the quarter. Foreign exchange loss was Ps.358 million due to a devaluation of the peso, which had an exchange rate at the end of June of Ps.9.965 pesos per dollar, compared to Ps.9.015 pesos per dollar at the end of March. The second quarter inflation rate resulted in a monetary gain of Ps.28.2 million. For the second quarter, interest paid was Ps.66.5 million and interest earned was Ps.0.3 million.

Net loss after tax was Ps.57 million for the second quarter of 2002, mainly due to the impact of the foreign exchange loss.

FIRST SIX MONTHS RESULTS

Total revenues for the first six months of 2002 increased 9.2%, to Ps.6,003 million, which include approximately Ps.781.7 million of Electropura five-gallon jug revenues.

Gross profit increased 12.5% and was Ps.3,530 million. Gross margin as a percentage of total revenues increased to 58.8% from 57.1% during the comparable year-ago period.

Operating income increased 26.2% or Ps.161 million and reached Ps.776 million. Operating income as a percentage of total revenues increased almost two percentage points, reaching 12.9% during the first six months of 2002.

For the first six months, EBITDA increased 19.3% or Ps.176 million, reaching Ps.1,087 million, and EBITDA as a percentage of total revenues reached 18.1%.

Other expenses were Ps.83.8 million, which include severance payments for Ps.16.0 million, asset write-offs for Ps.14.0 million and goodwill amortization for Ps.53.8 million.

Integral cost of financing was Ps.356 million for the first six months of 2002. Foreign exchange loss was Ps.300.7 million due to a devaluation of the peso, which had an exchange rate at the end of June of Ps.9.965 pesos per dollar, compared to Ps.9.16 pesos per dollar at the end of December. The first six months inflation rate resulted in a monetary gain of Ps.83.2 million. For the first six months of the year, interest paid was Ps.141.9 million and interest earned was Ps.3.0 million.

Net income after tax for the first six months of 2002 was Ps.179 million or US$18 million, equivalent to US$0.21 per GDS.

Total outstanding debt at the end of June 2002 was reduced to US$324 million from US$363 million at the end of December, 2001. Cash and cash equivalents was Ps.281.7 million.

During the first six months of 2002, Pepsi-Gemex made capital expenditures of approximately US$27 million in several categories.

              POTENTIAL TRANSACTION WITH THE PEPSI BOTTLING GROUP
              ---------------------------------------------------

Pepsi-Gemex has been informed by Mr. Molina that he is currently engaged in discussions with The Pepsi Bottling Group concerning PBG's potential tender offer for all of the shares of Pepsi-Gemex. Currently, these negotiations are primarily focusing on pricing matters. There can be no assurance that Mr. Molina, PBG and PepsiCo will reach agreement, or that PBG will proceed with any transaction with respect to Pepsi-Gemex's shares.

                                      ###

Pepsi-Gemex's current operations encompass the Mexico City metropolitan area, and portions of the adjacent states of Mexico, Hidalgo, Queretaro and Guanajuato, the southwestern states of Guerrero and Morelos, the southeastern states of Campeche, Yucatan and Quintana Roo, the central states of Aguascalientes, Zacatecas, Durango and San Luis Potosi, and the Northeastern states of Nuevo Leon, Coahuila, Tamaulipas and portions of the states of Chihuahua and Veracruz.

Pepsi-Gemex is one of Mexico's largest soft drink producers. The Company produces Pepsi, Mirinda, KAS, Seven-Up, Manzanita Sol, Power Punch, Garci Crespo and San Lorenzo mineral waters and Squirt. The Company also offers Seagram products to its customers and owns Mexico's largest purified water company, Electropura. Pepsi-Gemex shares trade on the Mexican Stock Exchange and the New York Stock Exchange.

This release may contain forward-looking statements. Such forward-looking statements, which reflect the Company's current views of future events and financial performance, involve known and unknown risks and uncertainties that may cause the Company's actual results to be materially different from planned or expected results. Those risks and uncertainties include but are not limited to: competition, consumer demand, seasonality, economic conditions and government activity. Investors should take such risks into account when making investment decisions.

ADDITIONAL INFORMATION
----------------------

If the proposed tender offers are commenced, the Company will file a solicitation/recommendation statement on Schedule 14D-9 and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT IF FILED BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders


                                       4
may obtain a free copy of the Schedule 14D-9 (if filed) and other documents filed by the Company with the Commission at the Commission's reference room at 400 Fifth Street, N.W., Washington, D.C. 20049.

If you would like more information, or if you wish to obtain free copies of the
Schedule 14D-9 (if filed with the Commission), you can direct your request to:


                                     # # #

In Mexico:          Irma Montemayor
                    Pepsi-Gemex, S.A. de C.V.
                    011-52-555-627-8610
                    E-mail: imontemayor@pepsigemex.com.mx

Outside Mexico:     Jonathan Wolfe
                    The Abernathy MacGregor Group
                    212-371-5999
                    E-mail:  jcw@abmac.com

TO OFFER YOU THE OPPORTUNITY TO DISCUSS SECOND QUARTER 2002 RESULTS WITH PEPSI-GEMEX'S SENIOR MANAGEMENT, YOU ARE INVITED TO PARTICIPATE IN A TELECONFERENCE ON FRIDAY, JULY 26, 2002, AT 1:00 PM (EASTERN DAYLIGHT TIME). TO REGISTER FOR THE TELECONFERENCE PLEASE DIAL DIRECTLY IN THE U.S. AND CANADA 888-665-4799 OR OUTSIDE THE U.S. CALL 706-645-0410. A REPLAY OF THE CALL WILL BE MADE AVAILABLE FROM JULY 26TH AT 3:00 PM (EASTERN DAYLIGHT TIME) UNTIL AUGUST 02 AT 12:00 AM (EASTERN DAYLIGHT TIME). DIAL TOLL-FREE IN THE UNITED STATES AT 800-642-1587 OR OUTSIDE THE U.S. CALL 706-645-9291 (RESERVATION NUMBER FOR THE REPLAY IS 4786285).


                                       5

PEPSI-GEMEX, S.A. DE C.V.
CONSOLIDATED STATEMENTS OF INCOME

IN MILLIONS OF CONSTANT MEXICAN PESOS AS OF JUNE 30, 2002
(9.965 PESOS=US$1.00)

                                   3 Months Ended                     3 Months Ended
                                   June 30, 2002         %            June 30, 2001         %
                                   -------------       ------         -------------       ------
Total Volume (MM's 8oz. Cases)       107.2                               98.5
Soft Drinks (MM's 8oz. Cases)         96.0                               90.5
Bottled Water (MM's 8oz. Cases)       11.2                                8.0

Water Jug (MM's 19 Lts. Jugs)         30.0                               26.2

Total Revenues                     3,308               100.0%         3,006               100.0%
Cost of Sales                      1,339                40.5%         1,323                44.0%
Gross Profit                       1,969                59.5%         1,683                56.0%
Operating Expenses                 1,325                40.0%         1,192                39.7%

EBITDA(1)                            644                19.5%           491                16.3%

Depreciation & Amortization          166                 5.1%           145                 4.8%

Operating Income                     478                14.4%           346                11.5%

Other Expenses                        46                 1.4%            25                 0.8%
Integral Cost of Financing           396                12.0%           (85)               -2.8%
  Net interest expense                66                 2.0%           120                 4.0%
  Foreign exchange loss (gain)       358                10.8%          (164)               -5.5%
  Monetary position gain             (28)               -0.8%           (41)               -1.3%

Income before tax                     36                 1.0%           406                13.5%
Deferred tax                          52                 1.5%            77                 2.6%
Tax                                   41                 1.2%            82                 2.7%

Net Income                           (57)               -1.7%           247                 8.2%


-----------
(1) EBITDA, for Mexican GAAP purposes, is defined as operating income plus depreciation and amortization (including amortization of bottles and cases). EBITDA should not be construed as an alternative to (a) consolidated net income as an indicator of our operating performance or (b) cash flows from operating activities, financing activities and investing activities as a measure of our liquidity. Our definition of EBITDA may not necessarily be comparable to other companies' definitions of EBITDA.

PEPSI-GEMEX, S.A. DE C.V.
CONSOLIDATED STATEMENTS OF INCOME

IN MILLIONS OF CONSTANT MEXICAN PESOS AS OF JUNE 30, 2002
(9.965 PESOS=US$1.00)

                                             6 Months Ended                          6 Months Ended
                                             June 30, 2002          %                June 30, 2001          %
                                             --------------      -------             --------------      -------
Total Value (MM's 8oz. Cases)                     197.2                                   180.6
Soft Drinks (MM's 8oz. Cases)                     177.8                                   165.6
Bottled Water (MM's 8oz. Cases)                    19.4                                    15.0

Water Jug (MM's 19 Lts. Jugs)                      53.5                                    48.3

Total Revenues                                  6,003            100.0%                 5,498            100.0%
Costs of Sales                                  2,473             41.2%                 2,361             42.9%
Gross Profit                                    3,530             58.8%                 3,137             57.1%
Operating Expenses                              2,443             40.7%                 2,226             40.5%

EBITDA                                          1,087             18.1%                   911             16.6%

Depreciation & Amortization                       311              5.2%                   296              5.4%

Operating Income                                  776             12.9%                   615             11.2%

Other Expenses                                     84              1.4%                    89              1.6%
Integral Cost of Financing                        356              5.9%                   (94)            -1.7%
 Net Interest expense                             138              2.3%                   222              4.1%
 Foreign exchange loss (gain)                     301              5.0%                  (236)            -4.3%
 Monetary position gain                           (83)            -1.4%                   (80)            -1.5%

Income before tax                                 336              5.6%                   620             11.3%
Deferred tax                                       92              1.5%                    86              1.6%
Tax                                                65              1.1%                    98              1.8%

Net Income                                        179              3.0%                   436              7.9%

PEPSI-GEMEX, S.A. DE C.V.
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002 AND DECEMBER 31, 2001 IN MILLIONS OF CONSTANT MEXICAN PESOS AS OF JUNE 30, 2002
(9.965 PESOS=US$1.00)

                                                JUNE, 2002               DECEMBER, 2001
                                             -----------------        -------------------
Current Assets                                    1,586                    1,884
     Cash and cash equivalents                      282                      102
                                                 ------                  -------
Property, Plan & Equipment (net)                  7,218                    7,000
                                                 ------                  -------
Goodwill & Deferred Assets                        1,606                    1,903
                                                 ------                  -------
Other Assets                                         63                       63
                                                 ------                  -------
Total Assets                                     10,473                   10,850
                                                 ======                  =======

Short Term Debt                                      35                      386
                                                 ------                  -------
Other Liabilities                                 1,434                    1,539
                                                 ------                  -------
Current Liabilities                               1,469                    1,925
                                                 ------                  -------

Long Term Debt                                    3,195                    3,022
                                                 ------                  -------
Other Liabilities                                 1,454                    1,117
                                                 ------                  -------
Long Term Liabilities                             4,649                    4,139
                                                 ------                  -------
Total Liabilities                                 6,118                    6,064
                                                 ------                  -------

Stockholder's Equity                              4,355                    4,786
                                                 ------                  -------

Total Liabilities & Stockholder's Equity         10,473                   10,850
                                                 ======                  =======

                                       8
                                 Page 12 of 12